UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

John D. Ireland, Esq.

Senior Vice President and General Counsel

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, CA 92612

(949) 585-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 29426L108	Page 2 of 4

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). L. George Klaus
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0
(14)	Type of reporting person (see instructions) IN

Schedule 13D

CUSIP No. 29426L108	Page 3 of 4

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2009 as amended on April 5, 2011 (as so amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction

Mr. Klaus is currently the President & Chief Executive Officer of Epicor Software Corporation (the “Company”). In these roles, Mr. Klaus is actively involved in managing the business and affairs of the Company and formulating the Company’s business strategies.

On April 4, 2011, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc., a wholly owned subsidiary of Parent (“Sub”), pursuant to which (i) Sub will make a cash tender offer (the “Offer”) for each share of Common Stock of the Company (“Common Stock”) and (ii) regardless of whether the Offer is consummated, Sub will merge with and into the Company (the “Merger”), all subject to the terms and conditions set forth in the Merger Agreement.

In connection with the Merger Agreement and the transactions contemplated thereby, on April 4, 2011, the Reporting Person, entered into a non-tender and support agreement (the “Support Agreement”) pursuant to which the Reporting Person agreed to (i) not tender shares of Common Stock into the Offer, (ii) vote in favor of and otherwise support the Merger and the other transactions contemplated by the Merger Agreement and (iii) transfer certain shares of Common Stock to Parent or an affiliate of Parent in exchange for cash in the amount of $12.50 per share prior to the effective time of the Merger on the terms and subject to the conditions set forth in the Support Agreement or as otherwise agreed between Parent and the Reporting Person and the Pickup Entities.

In connection with the closing of the transactions contemplated by the Merger Agreement and the Support Agreement, on May 16, 2011, Mr. Klaus sold a total of 3,365,788 shares to Sub at a purchase price of $12.50 per share pursuant to a share purchase agreement, dated as of May 16, 2011 between Mr. Klaus and Sub. Lauri Klaus tendered her shares for purchase in accordance with the Merger Agreement and such shares were accepted for payment by Sub on May 16, 2011. In addition, in connection with the acquisition of the Company by Parent, Mr. Klaus’ options to purchase common stock of the Company, as well as options held by Lauri Klaus, were converted into the right to receive cash in an amount equal to the product of (i) the number of shares subject to the option and (ii) the excess, if any, of $12.50 over the exercise price per share of the common stock of the Company subject to the option. As a result of these transactions, Mr. Klaus ceased to be a beneficial owner of the Company’s shares.

Item 5.	Interest in Securities of the Issuer

(a)	None.

(b)	The number of shares of Common Stock as to which Mr. Klaus has:

(i)	Sole power to vote or direct the vote: 0 ;

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 0;

(iv)	Shared power to dispose or direct the disposition of: 0.

(c)	Mr. Klaus effected the following transactions in the Company’s securities during the past 60 days:

The information set forth in Item 4 above is incorporated herein by reference.

(d)	Only those persons identified in Item 5(b) above.

(e)	Effective as of May 16, 2011, the Reporting Person ceased to be a beneficial owner of the Company’s securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Schedule 13D

CUSIP No. 29426L108	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011

/s/ L. George Klaus
L. George Klaus